Exhibit 21.1

Subsidiaries of Okada Manila International, Inc.

The following list of subsidiaries applies after completion of the Merger and Share Acquisition:

Legal Name	Jurisdiction of Incorporation
Tiger Resort, Leisure and Entertainment, Inc.	Philippines
Tigerdia Inc.	Philippines
26 Capital Acquisition Corp.	Delaware